Exhibit 12.1
UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — EXHIBIT 12.1
(Thousands of dollars)

	Three
	Months
	Ended
	December 31,	Year Ended September 30,
	2007	2007	2006	2005	2004	2003
Earnings:
Earnings before income taxes	$47,709	$122,766	$80,544	$84,953	$83,098	$100,212
Interest expense	10,785	42,327	24,102	18,079	17,698	17,412
Amortization of debt discount and expense	115	462	243	247	233	244
Estimated interest component of rental expense	456	1,506	1,675	1,568	1,477	1,434

	$59,065	$167,061	$106,564	$104,847	$102,506	$119,302

Fixed Charges:
Interest expense	$10,785	$42,327	$24,102	$18,079	$17,698	$17,412
Amortization of debt discount and expense	115	462	243	247	233	244
Allowance for funds used during construction (capitalized interest)	51	179	85	22	11	7
Estimated interest component of rental expense	456	1,506	1,675	1,568	1,477	1,434

	$11,407	$44,474	$26,105	$19,916	$19,419	$19,097

Ratio of earnings to fixed charges	5.18	3.76	4.08	5.26	5.28	6.25